

August 11, 2010

Via U.S. Mail
J. A. Kirk McKinnon
Chief Executive Officer
Energizer Resources Inc.
520 – 141 Adelaide Street West
Toronto, Ontario
Canada M5H 3L5

> **RE: Energizer Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed July 19, 2010**
> **File No. 333-168194**

Dear Mr. McKinnon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note that you are registering for resale 6,499,998 shares that "may be issued to the selling shareholders" as a penalty if this registration statement is not declared effective by various dates beginning in December 2010. It does not appear that you are eligible to register these shares for resale at this time, as they are not currently issued and outstanding. Please remove these shares from the registration statement. Please also revise the registration statement and legal opinion to reflect the removal of these shares.

Exhibit 5.1

2.   We note that opining counsel, Jill Alrene Robbins, has a Florida address. Please tell us how Ms. Robbins is qualified to opine upon Minnesota law, including whether Ms. Robbins is licensed to practice law in Minnesota. In the alternative, please provide an opinion from counsel who is qualified to opine upon Minnesota law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Kimberley R. Anderson, Esq.
        Dorsey & Whitney LLP
        (206) 260-8917